April 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu, Esq.

Re:	GMF Leasing LLC
ACAR Leasing Ltd.
Filed March 6, 2025
File No. 333-285619 and 333-285619-01 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of GMF Leasing LLC and ACAR Leasing Ltd. (together, the “Registrants”) and in response to the letter (the “Comment Letter”), dated April 2, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission to Sheli Fitzgerald, we submit the following reply. The numbered paragraph below sets forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrants’ response, which corresponds to the heading and numbered paragraph in the Comment Letter.

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3.

Confirmed.

2.

Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Confirmed.

Katherine Hsu, Esq.

April 23, 2025

3.

We note your disclosure throughout your form of prospectus regarding the issuance of one or more Exchange Notes, representing amounts generated on a designated pool of leases and related leased vehicles. Please register such Exchange Notes and any other underlying notes that have been or will be issued in connection with an offering of asset-backed securities under this registration statement, and update the filing fee table included as Exhibit 107 accordingly. Refer to Section III.A.6. of Release No. 33-8518 (Dec. 22, 2004) and Securities Act Rule 190(c) and (d).

We have revised Exhibit 107 to reflect the registration of the Exchange Note.

Underwriting, page 171

4.

We note your disclosure on page 173 that the underwriters may create a “short position” in the notes in connection with an offering. Please explain how this disclosure is consistent with Securities Act Rule 192 and revise this disclosure to qualify it as subject to Rule 192.

We have revised the disclosure in the prospectus to clarify that any potential “short position” taken by an underwriter shall be consistent with Securities Act Rule 192 and to alert investors of the potential for conflicts of interests between the underwriters and the noteholders with any such position.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary

cc:	Komul Azhar Chaudhry, Esq.
Jason Weidberg, Esq.
Arthur Sandel, Esq.

Sheli Fitzgerald
John P. Keiserman, Esq.
Jonathan D.S. Evans, Esq.

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